Exhibit 99.4

1 U P X 1. 4b. 4f. For Against Abstain 2. 4c. 4g. For Against Abstain 3. 4d. 4h. For Against Abstain 4a. 4e. 5a. For Against Abstain 5b. 5c. 6. 7. 8a. 8b. 8c. 9a. 9b. 9c. 9d. 9e. 9f. 9g. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03TSDB + + Proposals — The Board of Directors recommend a A vote FOR Proposals 1 – 9. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q 2023 Annual General Meeting Proxy Card Vote in accordance with the recommendation of the Board of Directors Vote against the proposal Abstain If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to: 1234 5678 9012 345 MMMMMMMMM 5 7 9 7 3 5 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMMMMMMM MMMMMMM If no electronic voting, delete QR code and control # Δ ≈ 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext You may vote online instead of mailing this card. Online Go to www.investorvote.com/SOPH or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/SOPH Votes submitted electronically, via proxy cards must be received by June 21, 2023, at 11:59 p.m. EDT / June 22, 2023, at 5:59 a.m. CEST Your vote matters – here’s how to vote! Notice of 2023 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — June 26, 2023 PHC Notaires, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA to be held on June 26, 2023, or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1-9 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item. (Items to be voted appear on reverse side) Proxy- SOPHiA GENETICS SA qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. C Non-Voting Items + + Agenda and Proposals of the Board of Directors Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1-9: 1. 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3. Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. 4. Re-election of the Chairman; election and re-election of the Members of the Board of Directors a. Re-election of Troy Cox (as Chairman and member of the Board) b. Re-election of Jurgi Camblong (as member of the Board) c. Re-election of Tomer Berkovitz (as member of the Board) d. Re-election of Jean-Michel Cosséry (as member of the Board) e. Re-election of Kathy Hibbs (as member of the Board) f. Re-election of Didier Hirsch (as member of the Board) g. Re-election of Vincent Ossipow (as member of the Board) h. Election of Lila Tretikov (as member of the Board) 5. Re-election of the members of the Compensation Committee a. Re-election of Jean-Michel Cosséry b. Re-election of Kathy Hibbs c. Re-election of Vincent Ossipow 6. Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting. 7. Re-election of the Statutory Auditor The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023. 8. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2024. c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023. 9. Amendments to the Articles of Association a. Change of Statutory Seat The Board of Directors proposes to amend Article 1 (Name, registered office) of our AoA in order to change the Company's registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud. b. Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our AoA by a new Article 4a (Capital Range). c. Conditional Share Capitals The Board of Directors proposes to amend Article 4b and Article 4c of our AoA. d. Venue The Board of Directors proposes to introduce a new Article 11a in our AoA. e. Jurisdiction The Board of Directors proposes to amend Article 14 of our AoA and introduce a new Article 35a in our AoA. f. Shares and Shareholders Matters The Board of Directors proposes to amend the following provisions of the AoA: Article 8, Article 9, Article 10, Article 11, Article 12, Article 13, Article 14, heading of Section 7 and Article 35. g. Corporate Governance and other matters The Board of Directors proposes to amend the following provisions of the AoA: Article 19, Article 20, Article 25 and heading of Article 25, Article 26, Article 27, Article 29, Article 30 and Article 32. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

1 U P X 1. 4b. 4f. For Against Abstain 2. 4c. 4g. For Against Abstain 3. 4d. 4h. For Against Abstain 4a. 4e. 5a. For Against Abstain 5b. 5c. 6. 7. 8a. 8b. 8c. 9a. 9b. 9c. 9d. 9e. 9f. 9g. Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. 03TSDB + + Proposals — The Board of Directors recommend a A vote FOR Proposals 1 – 9. qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q 2023 Annual General Meeting Proxy Card Vote in accordance with the recommendation of the Board of Directors Vote against the proposal Abstain If a new proposal is made under a new or existing agenda item, I instruct the independent proxy to: 1234 5678 9012 345 MMMMMMMMM 5 7 9 7 3 5 MR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATE 140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND C 1234567890 J N T MMMMMMMMMMMM MMMMMMM If no electronic voting, delete QR code and control # Δ ≈ 000001 MR A SAMPLE DESIGNATION (IF ANY) ADD 1 ADD 2 ADD 3 ADD 4 ADD 5 ADD 6 ENDORSEMENT_LINE______________ SACKPACK_____________ MMMMMMMMMMMMMMM C123456789 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext 000000000.000000 ext You may vote online instead of mailing this card. Online Go to www.investorvote.com/SOPH or scan the QR code — login details are located in the shaded bar below. Save paper, time and money! Sign up for electronic delivery at www.investorvote.com/SOPH Votes submitted electronically, via proxy cards must be received by June 21, 2023, at 11:59 p.m. EDT / June 22, 2023, at 5:59 a.m. CEST Your vote matters – here’s how to vote! Notice of 2023 Annual General Meeting of Shareholders Proxy Solicited by Board of Directors for Annual General Meeting — June 26, 2023 PHC Notaires, in Lausanne, Switzerland, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present, at the Annual General Meeting of Shareholders of SOPHiA GENETICS SA to be held on June 26, 2023, or at any postponement or adjournment thereof. Shares represented by this proxy will be voted by the independent proxy. If no such directions are indicated, the independent proxy will have authority to vote FOR the election of the Board of Directors, FOR items 1-9 and in accordance with the recommendation of the Board of Directors in the event of a new proposal under a new or existing agenda item. (Items to be voted appear on reverse side) Proxy- SOPHiA GENETICS SA qIF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.q Change of Address — Please print new address below. Comments — Please print your comments below. C Non-Voting Items + + Agenda and Proposals of the Board of Directors Proposals to be voted on at the meeting are listed below along with the Board of Directors’ recommendations. The Board of Directors recommends a vote FOR Proposals 1-9: 1. 2022 Management Report, Annual Financial Statements and Consolidated Financial Statements, Auditors’ Reports The Board of Directors proposes that the Management Report, the Annual Financial Statements and the Consolidated Financial Statements for the fiscal year 2022 be approved, and that the Auditors’ Reports be acknowledged. 2. Discharge of the members of the Board of Directors and the Executive Committee The Board of Directors proposes that the members of the Board of Directors and the Executive Committee be discharged from liability for the financial year 2022. 3. Appropriation of 2022 Financial Result The Board of Directors proposes that the loss of the Company be carried forward to new account. 4. Re-election of the Chairman; election and re-election of the Members of the Board of Directors a. Re-election of Troy Cox (as Chairman and member of the Board) b. Re-election of Jurgi Camblong (as member of the Board) c. Re-election of Tomer Berkovitz (as member of the Board) d. Re-election of Jean-Michel Cosséry (as member of the Board) e. Re-election of Kathy Hibbs (as member of the Board) f. Re-election of Didier Hirsch (as member of the Board) g. Re-election of Vincent Ossipow (as member of the Board) h. Election of Lila Tretikov (as member of the Board) 5. Re-election of the members of the Compensation Committee a. Re-election of Jean-Michel Cosséry b. Re-election of Kathy Hibbs c. Re-election of Vincent Ossipow 6. Election of the Independent Proxy The Board of Directors proposes to elect the notary firm PHC Notaires, in Lausanne, Switzerland, as Independent Proxy for a term of office until completion of the 2024 Annual General Meeting. 7. Re-election of the Statutory Auditor The Board of Directors proposes to re-elect PricewaterhouseCoopers SA as the Company’s statutory auditor for the financial year 2023. 8. Approval of the Compensation of the Board of Directors and the Executive Committee a. Approval of the maximum aggregate amount of compensation of the Board of Directors until completion of the 2024 Annual General Meeting The Board of Directors proposes to approve a maximum aggregate amount of compensation for the members of the Board of Directors of USD 1,942,600 for the period from the 2023 Annual General Meeting to the 2024 Annual General Meeting. b. Approval of the maximum aggregate amount of fixed compensation of the Executive Committee for 2024 The Board of Directors proposes to approve a maximum aggregate amount of fixed compensation for the members of the Executive Committee of USD 2,479,400 for the fiscal year 2024. c. Approval of the maximum aggregate amount of variable compensation of the Executive Committee for 2023 The Board of Directors proposes to approve a maximum aggregate amount of variable compensation for the members of the Executive Committee of USD 12,000,000 for the current fiscal year 2023. 9. Amendments to the Articles of Association a. Change of Statutory Seat The Board of Directors proposes to amend Article 1 (Name, registered office) of our AoA in order to change the Company's registered seat from Saint-Sulpice, Canton of Vaud, to Rolle, Canton of Vaud. b. Capital Range The Board of Directors proposes to replace the current Article 4a (Authorized Share Capital) of our AoA by a new Article 4a (Capital Range). c. Conditional Share Capitals The Board of Directors proposes to amend Article 4b and Article 4c of our AoA. d. Venue The Board of Directors proposes to introduce a new Article 11a in our AoA. e. Jurisdiction The Board of Directors proposes to amend Article 14 of our AoA and introduce a new Article 35a in our AoA. f. Shares and Shareholders Matters The Board of Directors proposes to amend the following provisions of the AoA: Article 8, Article 9, Article 10, Article 11, Article 12, Article 13, Article 14, heading of Section 7 and Article 35. g. Corporate Governance and other matters The Board of Directors proposes to amend the following provisions of the AoA: Article 19, Article 20, Article 25 and heading of Article 25, Article 26, Article 27, Article 29, Article 30 and Article 32. Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title. Date (mm/dd/yyyy) — Please print date below. Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box. B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.